Airtrax, Inc.
200 Freeway Drive, Unit One
Blackwood, New Jersey 08012

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May 17, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:    Brian Cascio, Branch Chief
                            Division of Corporation Finance

Jeanne Bennett

Re: Airtrax, Inc.
Form 8-K for Item 4.02(a)
Filed May 1, 2007
File No. 001-16237

Ladies and Gentlemen:

The following response addresses the comment of the reviewing Staff of the Commission as set forth in a comment letter dated May 1, 2007 (the “Comment Letter”) relating to the Current Report on Form 8-K for Item 4.02(a) (the “Current Report”) of Airtrax, Inc. (the “Company”). The answer set forth herein refers to the Staffs' comment by number.

Form 8-K Filed May 1, 2007

1.
We note that you intend to file restated financial statements. However you have not indicated how or when you intend to do so. Please tell us how and when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

Response

On May 3, 2007, we filed our amended annual report on Form 10-KSB/A for the fiscal year ended December 31, 2006, which is the filing that caused us to issue the Current Report.

Securities and Exchange Commission
May 17, 2007
Page of 2

We acknowledge that: 1) we are responsible for the adequacy and accuracy of the disclosure in the filing; 2) staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and 3) we may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ ROBERT M. WATSON
Robert M. Watson
Chief Executive Officer